DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report

Amounts in USD

Dates

Collection Period No.	18	
Collection Period (from... to)	1-Aug-2021	31-Aug-2021
Determination Date	13-Sep-2021	
Record Date	14-Sep-2021	
Distribution Date	15-Sep-2021	
Interest Period of the Class A-1 Notes (from... to)	16-Aug-2021	15-Sep-2021 Actual/360 Days 30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Aug-2021	15-Sep-2021 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	336,000,000.00	320,781,610.48	291,071,779.15	29,709,831.33	88.422117	0.866285
Class A-4 Notes	85,405,000.00	85,405,000.00	85,405,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,005,405,000.00**	**406,186,610.48**	**376,476,779.15**	**29,709,831.33**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**500,787,092.52**	**471,077,261.19**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.220000%	326,127.97	0.970619	30,035,959.30	89.392736
Class A-4 Notes	1.370000%	97,504.04	1.141667	97,504.04	1.141667
Total		**423,632.01**		**30,133,463.34**	

DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	28,877,867.07	(1) Total Servicing Fee	417,322.58
Interest Collections	2,480,361.57	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	237,170.97	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	235,673.40		
Purchase Amounts	0.00	(3) Interest Distributable Amount	423,632.01
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	263.59	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**31,831,336.60**	(6) Regular Principal Distributable Amount	29,709,831.33
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**31,831,336.60**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	1,280,550.68
		Total Distribution	**31,831,336.60**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	417,322.58	417,322.58	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	423,632.01	423,632.01	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	326,127.97	326,127.97	0.00
thereof on Class A-4 Notes	97,504.04	97,504.04	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	423,632.01	423,632.01	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	29,709,831.33	29,709,831.33	0.00
Aggregate Principal Distributable Amount	29,709,831.33	29,709,831.33	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	23.36
minus Net Investment Earnings	23.36
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	23.36
Net Investment Earnings on the Collection Account	240.23
Investment Earnings for the Collection Period	263.59

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	500,787,092.52	5,214
Principal Collections	18,174,302.46	
Principal Collections attributable to Full Pay-offs	10,703,564.61	
Principal Purchase Amounts	0.00	
Principal Gross Losses	831,964.26	
Pool Balance end of Collection Period	471,077,261.19	5,059
Pool Factor	42.82%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.69%
Weighted Average Number of Remaining Payments	42.36	30.43
Weighted Average Seasoning (months)	14.06	30.46

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	470,027,774.83	5,027	99.78%
31-60 Days Delinquent	805,317.47	25	0.17%
61-90 Days Delinquent	178,995.83	5	0.04%
91-120 Days Delinquent	65,173.06	2	0.01%
Total	471,077,261.19	5,059	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.05%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	831,964.26	4	13,860,720.67	166
Principal Net Liquidation Proceeds	236,271.96		5,329,482.63	
Principal Recoveries	230,122.39		3,263,389.31	
Principal Net Loss / (Gain)	365,569.91		5,267,848.73	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.903%
Prior Collection Period	1.653%
Second Prior Collection Period	(0.403%)
Third Prior Collection Period	(0.030%)
Four Month Average	0.531%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.479%
Average Net Credit Loss/(Gain)	31,734.03

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%
7	0.55%	0.25%	0.22%	0.14%	0.05%	10.31%
8	0.61%	0.26%	0.25%	0.02%	0.14%	10.53%
9	0.74%	0.35%	0.48%	0.05%	0.02%	10.33%
10	0.80%	0.36%	0.46%	0.08%	0.03%	11.60%
11	0.88%	0.37%	0.23%	0.21%	0.01%	11.88%
12	0.90%	0.38%	0.29%	0.03%	0.02%	11.58%
13	0.98%	0.41%	0.32%	0.04%	0.01%	12.62%
14	1.01%	0.40%	0.24%	0.05%	0.01%	12.69%
15	1.04%	0.40%	0.27%	0.02%	0.04%	12.52%
16	1.08%	0.38%	0.15%	0.17%	0.01%	13.16%
17	1.18%	0.45%	0.14%	0.05%	- %	13.78%
18	1.26%	0.48%	0.17%	0.04%	0.01%	14.32%